

Mail Stop 3030

November 20, 2008

Mr. Edmund C. King
Chief Financial Officer
Invisa, Inc.
290 Cocoanut Avenue, Suite 1A
Sarasota, Florida 34243

      RE: **Invisa, Inc.**
             Form 8-K
             File No. 000-50081

Dear Mr. King:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 17, 2008

Item 4.01 Change in Registrant's Certifying Accountant

1. We note you engaged Stark, Winter Schenkein & Co., LLP as your new independent auditors. Please revise your filing to disclose the date of such accountant's engagement as required by Item 3.04(a)(2) of Regulation S-K.

2. To this regard please confirm to us, if true, that "Stark, Winter and Schenkein, Certified Public Accountants", as disclosed in your filing, is the same accounting firm as Stark, Winter Schenkein & Co., LLP. If so, when you revise your Form 8-K, please refer to the independent auditor utilizing the name under which they are registered with the Public Company Accounting Oversight Board.

    If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant